773840 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

No Act

DIVISION OF
CORPORATION FINANCE

06022949

January 20, 2006

Thomas F. Larkins
Vice President, Corporate Secretary
and Deputy General Counsel
Honeywell International Inc.
101 Columbia Road
Morristown, NJ 07962-2245

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-20-2006

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

Dear Mr. Larkins:

This is in response to your letter dated December 22, 2005 concerning the shareholder proposal submitted to Honeywell by William Steiner. We also have received a letter from the proponent dated December 27, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
JAN 31 2006
THOMSON
FINANCIAL

Eric Finseth
Attorney-Adviser

Enclosures

cc: William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Honeywell

Thomas F. Larkins
Vice President,
Corporate Secretary and
Deputy General Counsel

Honeywell
101 Columbia Road
Morristown, NJ 07962-2245

973-455-5208
973-455-4413 Fax
tom.larkins@honeywell.com

1934 Act, Section 14(a)
Rule 14a-8(i)(10)

December 22, 2005

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Honeywell International Inc.: Omission of Shareowner Proposal Submitted by Mr. William Steiner

Ladies and Gentlemen:

On behalf of Honeywell International Inc. (the "Company" or "Honeywell"), we have enclosed, pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), five additional copies of this letter, along with six copies of a shareowner proposal and statement of support submitted by Mr. William Steiner (the "Proponent") for inclusion in the Company's proxy materials for the 2006 Annual Meeting of Shareowners. Mr. Steiner has appointed Mr. John Chevedden to be his representative for all issues pertaining to the proposal. The proposal and supporting statement are collectively referred to as the "Proposal."

We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "SEC") if the Company omits the Proposal from its 2006 proxy materials. We are sending a copy of this letter to Mr. Chevedden as formal notice of Honeywell's intention to exclude the Proposal from its 2006 proxy materials.

We have submitted to the Staff under Rule 14a-8 an additional letter dated December 22, 2005 concerning an earlier received director majority vote proposal submitted to the Company by the American Federation of State, County & Municipal Employees (the "AFSCME Proposal").

If the Staff does not concur with our view that the AFSCME Proposal is excludable under Rule 14a-8(i)(10), we would include that proposal in our 2006 proxy materials because it was the first proposal we received regarding director majority vote. We have received confirmation from the Proponent that the Proposal will be withdrawn if the AFSCME Proposal appears in our 2006 proxy materials. See Exhibit A.

On the other hand, if the Staff concurs with our view that the AFSCME Proposal is excludable under Rule 14a-8(i)(10), we request that the Staff confirm our view that the instant Proposal is excludable under Rule 14a-8(i)(10) for the same reason, as explained below.

The Proposal states:

> "RESOLVED: Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting."

The supporting statement includes the following:

> "This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections."

Reasons for Excluding the Proposal. It is our opinion that the Proposal is excludable under Rule 14a-8(i)(10) because it has already been "substantially implemented."

The Company Has Already Substantially Implemented the Proposal.

Honeywell believes that the Proposal may be omitted under Rule 14a-8(i)(10), which permits the exclusion of a proposal "if the company has already substantially implemented the proposal." While, prior to 1983, the Staff permitted exclusion of shareowner proposals under the predecessor to this Rule (Rule 14a-8(c)(10)) only where the proposal had been fully effected, in 1983 the SEC announced an interpretive change to permit omission of proposals that had been "substantially implemented." In doing so, the SEC explained that, "[w]hile the new interpretative position will add more subjectivity to the application of the provision, the Commission has determined that the previous formalistic application of this provision defeated its purpose." Exchange Act Rel. No. 20091 (Aug. 16, 1983). The SEC amended the Rule to reflect the new, more flexible, interpretation in 1998. See Exchange Act Rel. No. 40018 (May 21, 1998).

The Staff has indicated that a determination regarding whether a proposal is substantially implemented will depend on whether a company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." See, e.g., Eastman Kodak Company (Mar. 12, 1993); Texaco Inc. (Mar. 28, 1991).

On December 9, 2005, Honeywell's Board of Directors amended the Company's Corporate Governance Guidelines to establish a majority voting standard in director elections (the "Guideline"). See Exhibit A. Under the Guideline, any director nominee who receives more "withhold" votes than "for" votes in an uncontested election of directors will be required to promptly submit his or her resignation to the Corporate Governance and Responsibility Committee, which will promptly review and recommend action to be taken by the Board with respect to the resignation. The Guideline requires the Board to act on the Corporate Governance and Responsibility Committee's recommendation no later than its first regularly scheduled meeting following certification of the shareowner vote regarding the election of directors and to disclose its decision in a public filing with the SEC.

Honeywell's Guideline substantially implements, and compares favorably with, the Proposal because it provides for outcomes that are the same or substantially similar to, or more effective than those that would result under the Proposal in the three most common situations that could arise with respect to the election of directors.

Contested Elections

If the number of director nominees exceeds the number of directors to be elected (i.e., a contested election), the Proposal permits the use of a plurality voting standard, as it explicitly defers to the judgment of the Board as to the appropriate voting standard for contested elections. Accordingly, the Guideline fully implements the standard provided for in the Proposal.

Incumbent Director Nominees

In most situations, nominees for election as directors are incumbent directors who were previously elected by shareowners or appointed by the Board to fill a vacancy. Under Section 141(b) of the Delaware General Corporation Law ("DGCL"),[1] each "director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal." No matter the voting standard, therefore, an incumbent director who is not re-elected will, under the DGCL, continue to serve as a director and retain all powers of an elected director until a successor is elected and qualified.

Thus, under both the Guideline and the Proposal, an incumbent director who did not receive a majority affirmative vote would continue to serve as a director until the next election of directors, unless he or she resigns earlier. In this situation, however, the Guideline would require the incumbent director to promptly tender his or her resignation for consideration by the Board. The Guideline, therefore, is more effective than the Proposal in giving meaning to the shareowners' majority withheld vote as it requires the director to tender a resignation and mandates that the Board take actions to address the tendered resignation, as explained below.

---

1 Honeywell is incorporated in the State of Delaware under the DGCL.

Election of Non-Incumbent Directors

When applied to the much less common situation of a non-incumbent nominee, the result would be substantially the same under both the Proposal and the Guideline. Under the Proposal, a non-incumbent director nominee who did not receive a majority affirmative vote would not be elected. In that case, the Company's By-laws provide that the Board may address the vacancy by reducing the size of the Board or by appointing someone to serve until the next election of directors, which person could be the non-incumbent nominee.

Under the Guideline, a non-incumbent director nominee who did not receive a majority affirmative vote would become a director, but promptly thereafter would have to tender his or her resignation to the Board. The Board must then make decisions about how to address the tendered resignation (a potential vacancy), taking into consideration a review of all relevant factors by, and the recommendations of, the Corporate Governance and Responsibility Committee.

In either case, under both the Guideline and the Proposal, the Board must make a decision about how to address the prospect of a vacancy, which decision-making process would involve a consideration of the same factors and be subject to the same fiduciary duties.

The Guideline "Compares Favorably" with the Proposal's Request for a Certificate of Incorporation or Bylaw Amendment

As the Guideline itself states, the reason that the Company set forth the majority voting standard for director elections in a Guideline rather than in its Certificate of Incorporation or By-laws is because the investor concerns that the standard addresses "raise uncertainties as to the legal and practical implications of a change in practice, making amendments to the Company's Certificate of Incorporation or By-laws a less desirable means of addressing the investor concerns at this time." Such legal and practical implications include, among other things, those resulting from the Delaware hold-over provision for incumbent directors, discussed above, and the impact of several director nominees failing to receive a majority affirmative vote on the Company's ability to continue to comply with applicable New York Stock Exchange ("NYSE") and SEC corporate governance standards. See, e.g., draft "Discussion Paper on Voting By Shareholders For the Election of Directors" (June 22, 2005), Committee on Corporate Laws of the Section of Business Law of the American Bar Association.

Certainly, not all of the Company's significant governance rules and polices are included in its Certificate of Incorporation or By-laws. Many of these rules and policies are set forth in the Company's Corporate Governance Guidelines, which the Company is required to have and publicly disclose pursuant to NYSE Rule 303A.09. The Company's voluntary inclusion of the Guideline in its Corporate Governance Guidelines and the Company's commitment in the Guideline to promptly disclose in a filing with the SEC the decisions and process of the Board in addressing a resignation tendered pursuant to the Guideline will "promote better investor understanding of the listed company's policies and procedures, as well as more conscientious adherence to them by directors and management." See the Commentary to NYSE Rule 303A.09.

The Staff has granted relief under Rule 14a-8(i)(10) even where the method used to implement a proposal was different than that outlined in the proposal. Indeed, it is well established that the substance of a company's actions, not its method of implementation, determines whether a proposal has been substantially implemented. See, e.g., Archon Corporation (Mar. 10, 2003) (proposal for a special election to fill a board vacancy excludable where the board had taken action to fill the vacancy); Talbots, Inc. (Apr. 5, 2002) (proposal requesting implementation of a code of corporate conduct based on certain standards excludable where the company already had related standards, code and compliance program).

For the foregoing reasons, the Guideline "compares favorably" with and substantially implements the Proposal. Therefore, Honeywell requests that the Staff concur that it may omit the Proposal from its 2006 proxy materials under Rule 14a-8(i)(10).

* * *

We would very much appreciate a response from the Staff on this no-action request as soon as practicable, so that the Company can meet its printing and mailing schedule for the 2006 Annual Meeting of Shareowners. If you have any questions or require additional information concerning this matter, please call me at 973.455.5208. Thank you.

Very truly yours,

Thomas F. Larkins

Thomas F. Larkins
Vice President, Corporate Secretary, and
Deputy General Counsel

Enclosures

cc: Mr. William Steiner

Mr. John Chevedden

#193148

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. David Cote
Chairman
Honeywell International (HON)
101 Columbia Road, P.O. Box 4000
Morristown, NJ 07962
PH: 973-455-2000
FX: 973-455-4002,-2096

Dear Mr. Cote,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the datc of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

William Steiner
William Steiner

10/13/05
Date

cc: Thomas Larkins
Corporate Secretary
PH: 973-455-5208
FX: 973-455-4413
Fax: 973 455-4807
Fax: 973-455-2096

[November 1, 2005]

3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board.

To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director entrenched who gets such a dismal vote on his or her performance or qualifications.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested governance change. For instance, our Board should address the status of incumbent directors who fail to receive a majority vote when standing for election under a majority vote standard and whether a plurality director election standard is appropriate in contested elections.

A Single Yes Vote from 800-Million Shares Now Elects a Director

I believe our directors can be complacent under our present system because our typically unopposed directors often need but one vote from 800-million voting shares.

Our management made important improvements in our corporate governance in 2005. For instance, all director nominees will now stand for election to one-year terms starting at the 2006 Annual Meeting and all our supermajority voting provisions have been eliminated. I believe this proposal is another step in the right direction for excellence in corporate governance.

Fifty-four (54) shareholder proposals in 2005

Fifty-four (54) shareholder proposals on this topic won a significant 44% average yes-vote in 2005 through late-September – especially good since this is a new "first run" topic. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic. Additionally The Council is sending letters asking the 1,500 largest U.S. companies to comply with the Council's policy and adopt this topic.

Directors to be Elected by Majority Vote
Yes on 3

Larkins, Tom

From: J [olmsted7p@earthlink.net]
Sent: Friday, December 16, 2005 12:58 AM
To: Larkins, Tom
Subject: Re: Request For Withdrawal of Proposal

Mr. Larkins,
The director majority vote proposal is withdrawn effective the date the AFSCME proposal is published in the definitive proxy.
Sincerely,
John Chevedden

Exhibit B

Excerpt from Honeywell Corporate Governance Guidelines (as amended as of December 9, 2005)

6. Election of Directors. The Board of Directors recognizes the continuing evolution of investor views and related initiatives addressing the appropriateness of director elections using a majority vote standard, rather than the current plurality standard. The Board notes that these views and initiatives raise uncertainties as to the legal and practical implications of a change in practice, making amendments to the Company's Certificate of Incorporation or By-laws a less desirable means of addressing investor concerns at this time. Nonetheless the Board endorses the principle of a majority vote standard and is therefore adopting the following Guideline.

   In an uncontested election of directors (*i.e.*, an election where the only nominees are those recommended by the Board of Directors), any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" his or her election by shareowners present in person or by proxy at the Annual Meeting of Shareowners and entitled to vote in the election of directors ("Majority Withheld Vote") will promptly tender his or her resignation to the Chairman of the Board following certification of the shareowner vote.

   The Corporate Governance and Responsibility Committee will promptly consider the resignation submitted by a director receiving a Majority Withheld Vote and recommend to the Board whether to accept the tendered resignation or reject it. In considering whether to accept or reject the resignation, the Corporate Governance and Responsibility Committee will consider all factors deemed relevant, including without limitation, the underlying reasons for the Majority Withheld Vote (if ascertainable), the length of service and qualifications of the director whose resignation has been tendered, the director's contributions to the Company, compliance with listing standards, and the Company's Corporate Governance Guidelines.

   The Board will act on the Corporate Governance and Responsibility Committee's recommendation no later than at its first regularly scheduled meeting following certification of the shareowner vote, which action may include, without limitation, acceptance of the tendered resignation, adoption of measures designed to address the issues underlying the Majority Withheld Vote, or rejection of the tendered resignation. Following the Board's decision on the Corporate Governance and Responsibility Committee's recommendation, the Company will promptly publicly disclose the Board's decision and process (including, if applicable, the reasons for rejecting the tendered resignation) in a periodic or current report filed with the Securities and Exchange Commission.

   To the extent that one or more directors' resignations are accepted by the Board, the Corporate Governance and Responsibility Committee will recommend to the Board whether to fill such vacancy or vacancies or to reduce the size of the Board.

Any director who tenders his or her resignation pursuant to this provision will not participate in the Corporate Governance and Responsibility Committee recommendation or Board consideration regarding whether or not to accept the tendered resignation. If a majority of the members of the Corporate Governance and Responsibility Committee received a Majority Withheld Vote at the same election, then the independent directors who are on the Board who did not receive a Majority Withheld Vote will appoint a Board committee amongst themselves solely for the purpose of considering the tendered resignations and will recommend to the Board whether to accept or reject them. This Board committee may, but need not, consist of all of the independent directors who did not receive a Majority Withheld Vote.

This corporate governance guideline will be summarized or included in each proxy statement relating to an election of directors of the Company.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Tuesday, December 27, 2005 10:23 PM
To: CFLETTERS
Cc: Thomas Larkins
Subject: Re Honeywell International (HON) No-Action Request William Steiner

Re Honeywell International (HON) No-Action Request William Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

December 27, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Honeywell International (HON)
Shareholder Position on Company No-Action Request Rule 14a-8 Proposal:
Directors to be Elected by Majority Vote
Shareholder: William Steiner

Ladies and Gentlemen:

This is an initial response to the Honeywell December 22, 2005 no action request.

The text of the rule 14a-8 proposal states:
"3 Directors to be Elected by Majority Vote

"Resolved: Directors to be Elected by Majority Vote. Shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual shareholder meeting.

"This proposal requests that that a majority vote standard replace our Company's current plurality vote. The new standard should provide that director nominees must receive a majority of the votes cast in order to be elected or re-elected to our Board.

"To the fullest extent possible this proposal asks that our directors not make any provision to override our shareholder vote and keep a director entrenched who gets such a dismal vote on his or her performance or qualifications."

In contrast to the immediately above sentence, the company "Guideline" makes no commitment whatsoever on removing and/or replacing a director who fails to obtain majority vote. Although the guideline purportedly requires the board to act, the board can then act to retain the defeated director.
According to the Guideline the company can regressively retain a director by allowing past good performance to make up for current poor performance.

How can any company Guideline compare favorably when it would allow a defeated director to remain in office contrary to the shareholder proposal.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Thomas Larkins <Tom.Larkins@Honeywell.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 20, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Honeywell International Inc.
Incoming letter dated December 22, 2005

The proposal requests that the board initiate the appropriate process to amend Honeywell's governance documents (charter or bylaws if practicable) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast.

We are unable to concur in your view that Honeywell may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Honeywell may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Ted Yu
Special Counsel